SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 2)*



                    Vivid Technologies, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           928538 10 7
                         (CUSIP Number)



                        December 31, 1998
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)
        Rule 13d-1(c)
      X Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 928538 10 7          13G       Page  2  of  6  Pages

1 Names of Reporting Persons/I.R.S. Identification Nos. of Above
  Persons (Entities Only)

     Burr, Egan, Deleage & Co.
     04-2681308

2 Check the Appropriate Box if a Member of a Group (See Instructions)

                                        (a)  [_]
     N/A                                (b)  [_]

3 SEC Use Only


4 Citizenship or Place of Organization

     MASSACHUSETTS

              5   Sole Voting Power

 Number of           -0- shares
   Shares     6   Shared Voting Power
Beneficially
  Owned by           -0- shares -- But please also refer to Item 4.(a).
    Each
 Reporting    7   Sole Dispositive Power
 Person With
                 -0- shares
              8   Shared Dispositive Power

                     -0- shares -- But please also refer to Item 4.(a).

9  Aggregate Amount Beneficially Owned by Each Reporting Person

      0 shares -- But please also refer to Item 4.(a).

10 Check if the Aggregate Amount in Row (9) Excludes Certain
   Shares (See Instructions)
                                         [_]
      N/A
11 Percent of Class Represented by Amount in Row (9)

      0.0%

12 Type of Reporting Person (See Instructions)

      IA

Item 1.

     (a)  Name of Issuer

          Vivid Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          10E Commerce Way
          Woburn, Massachusetts  01801

Item 2.

     (a)  Name of Person Filing

          Burr, Egan, Deleage & Co.

     (b)  Address of Principal Business Office or, if None, Residence

          One Post Office Square, Suite 3800
          Boston, Massachusetts  02103

     (c)  Citizenship

          Massachusetts

     (d)  Title of Class of Securities

          Common Stock, $.01 par value

     (e)  CUSIP Number

          928538  10  7

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     Not applicable.

Item 4.  Ownership

     As of December 31, 1998, Burr, Egan, Deleage & Co. was the "beneficial owner" (as defined in Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Exchange Act")) of less than five percent of the outstanding shares of Common Stock of Vivid Technologies, Inc. The following information is provided as of December 31, 1998:

     (a)  Amount Beneficially Owned

          Burr, Egan, Deleage & Co. is a venture capital firm which directly or indirectly provides investment advisory services to venture capital funds including Alta III Limited Partnership, Alta Jami Boston Limited Partnership, Gallion Partners II, C.V. Sofinnova Partners Four and Golden Coins N.V. On March 5, 1998, every fund except Golden Coins N.V. distributed their shares to their respective limited partners. As a result of these distributions, the beneficial ownership of these five funds at December 31, 1998 is as follows:

                                                   Common
               Fund                                 Stock

          Alta III Limited Partnership                  0
          Alta Jami Boston Limited Partnership          0
          Gallion Partners II                           0
          Golden Coins N.V.                         4,401
          C.V. Sofinnova Partners Four                  0

               Total:                               4,401

          The respective general partners of these funds exercise sole voting and investment power with respect to the shares held by the funds.

          Burr, Egan, Deleage & Co. serves as an advisor to Golden Coins N.V. The principals of Burr, Egan,
          Deleage & Co. disclaim all beneficial ownership of all of the shares held by Golden Coins N.V.

          Notes: (1)  Golden Coins N.V. holds .0445% of the
          Company's shares of Common Stock.

     (b)  Percent of Class

          0.0% - but please see Note (1) above.

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               -0- shares

          (ii) shared power to vote or to direct the vote

               -0- shares -- But please also refer to Item 4.(a).

          (iii)     sole power to dispose or to direct the disposition of

               -0- shares

          (iv) shared power to dispose or to direct the disposition of

               -0- shares -- But please also refer to Item 4.(a).


Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company

     Not applicable.

Item 8.  Identification and Classification of Members of the Group

     Not applicable.

Item 9.  Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.




                            SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              Date:  February 8, 1999


                              BURR, EGAN, DELEAGE & CO.


                              By:    /s/  Eileen McCarthy
                              Name:  Eileen McCarthy
                              Title:  Vice-President